September 26, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Cecilia Blye

Re: Atmel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 0-19032

Ladies and Gentlemen:

Atmel Corporation (“Atmel” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 17, 2013, relating to the Company's Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) filed with the Commission on February 26, 2013.
In this letter, we have recited the Staff's comments in italicized, bold type, followed by the Company's response.

General

1.    You state on page 7 that Samsung accounted for more than 10% of your revenue in 2012, and on page 8 that your principal customers in the mobile device market include Huawei and ZTE. We are aware of publicly-available information indicating that Samsung, Huawei, and ZTE operate in Cuba, Sudan, and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with Cuba, Sudan, or Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Sudan, and/or Syria, whether through direct or indirect arrangements. Include information regarding any products, components, equipment, technology, software, information, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had, directly or indirectly, with the governments of those countries or entities they control.

Atmel does not pursue business activities in Cuba, Sudan, or Syria and does not generate revenues from customers in those countries. Atmel does not plan to pursue business activities, directly or indirectly, with those countries while the relevant economic sanctions and export controls remain in effect. Further, Atmel confirms that, to its knowledge, it:

•has not had, does not have and does not anticipate having any contacts with, or direct or indirect arrangements related to, Cuba, Sudan, and/or Syria; and

•does not have any agreements, commercial arrangements, or other contacts, directly or indirectly, with the governments of those countries or entities they control.

Atmel designs and manufactures microcontrollers and related integrated circuits. The three (3) original equipment manufacturers identified in the Staff's September 17, 2013 letter purchase, directly and indirectly, individual components from Atmel for incorporation into larger systems, such as smartphones, tablets, and Ultrabooks. Atmel's components are not material to these larger systems. Sales to Samsung, Huawei and ZTE were made in compliance with relevant export control and sanctions regulations.

Atmel conducts its business in compliance with all applicable U.S. export control laws and regulations, including those relating to countries designated by the U.S. State Department as state sponsors of terrorism (“Sanctioned Countries”). Atmel maintains a system of policies and controls to prevent unauthorized sales and exports of its products and diversion of those products to Sanctioned Countries. Atmel consistently reviews and revises those policies and controls to enhance its oversight and to ensure compliance with applicable laws. Atmel does not have any subsidiaries, branches, offices or employees in any of the Sanctioned Countries.

To this end, Atmel maintains a Global Export Compliance Program, which includes:

•
A Global Export Compliance Manual, reviewed annually with the assistance of external export counsel, with which employees are expected to be knowledgeable, to implement properly and effectively and to use, as appropriate, in connection with their daily operational activities;

•	Global employee training, both in person and online depending on the work responsibilities of any particular employee group;

•	A system of controls integrated with our internal financial reporting, sales, ordering and inventory systems;

•	Automated screening of customer and sales databases; and

•	Contracting processes, agreement forms and sales terms that require compliance with all applicable export control and sanctions regulations.

Reference is also made to page 15 of the 2012 Form 10-K and the Risk Factor entitled “Our international sales and operations are subject to complex laws relating to trade, export controls, foreign corrupt practices and anti-bribery laws among many other subjects. A violation of, or change in, these laws could adversely affect our business, financial condition or results of operations,” which sets forth a discussion of export regulations affecting the Company, including reference to trade sanctions against embargoed countries. In response to the Staff's comment, however, the Company intends, in future filings, to enhance its disclosure with respect to the Sanctioned Countries, including additional disclosure noting that the Company does not pursue business activities in those countries.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

You may direct any further questions or comments to the undersigned at (408) 436-4229. In addition, you may provide a facsimile of any additional comments to my attention at (408) 487-2722. Thank you for your assistance.

Sincerely,
ATMEL CORPORATION

		/s/	Scott Wornow
Scott Wornow
Senior Vice President & Chief Legal Officer

cc:	Steve Skaggs, Sr. VP and CFO, Atmel Corporation
Larry Bello, KPMG